BUTTERFIELD APPOINTS MICHAEL NEFF MANAGING DIRECTOR, BERMUDA;
EXPANDS GROUP EXECUTIVE COMMITTEE
Hamilton, Bermuda-July 26, 2018: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today appointed Michael Neff, Managing Director, Bermuda in which capacity he will be responsible for Butterfield’s Bermuda businesses.
Mr. Neff was most recently Butterfield’s Group Head of Wealth Management. He has over 30 years’ experience in financial services, having held senior roles in wealth management, client services, and business development functions. He began his career at Chemical Bank’s Private Banking Group. Mr. Neff led the implementation of the global wealth management client relationship model at Citibank’s Private Bank before leaving the firm to establish AnswerSpace Inc., a financial planning technology consultancy in 1998. He later founded Monetaire Inc., a leading provider of financial planning and advice software that was acquired by the RiskMetrics Group in 2004. At RiskMetrics, he initially served as Global Head of Wealth Management rising to become Co-Head of the firm’s Global Financial Risk Management business. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.

Butterfield also announced today the expansion of its Group Executive Committee with immediate effect, to include the Managing Directors of its three principal banking markets: Bermuda, the Cayman Islands and the Channel Islands. Joining the Executive Committee and reporting to Michael Collins, Chairman and Chief Executive Officer are: Michael Neff, Managing Director, Bermuda; Mike McWatt, Managing Director, Cayman Islands; and Richard Saunders, Managing Director, Channel Islands.

-ENDS-

About Butterfield:

Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Contact:

Mark Johnson, Group Head of Communications | The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624 Cellular: (441) 524 1025 E-mail: mark.johnson@butterfieldgroup.com